[redacted]

05039427

BEST AVAILABLE COPY

BB 3/21 *

...ITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 10549

SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH, D.C. 202 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE 8-48639

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BAYOU SECURITIES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
40 Signal Road
(No. and Street)

Stamford	**Connecticut**	**06902**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel Israel III — (203) 324-0333
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name...if individual, state last, first, middle name)

HERTZ, HERSON & COMPANY, LLP

2 Park Avenue	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, SAMUEL ISRAEL III, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of BAYOU SECURITIES, LLC as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the Company or any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

BAYOU SECURITIES, LLC

Samuel Israel III, Managing Member

Subscribed and sworn to
before me this 28 th day of February, 2005.

CAROLYN L. SHERRY
Notary Public, State of New York
No. 01JH4918127
Qualified in New York County
Commission Expires FEB. 13, 20 06

Notary Public

This report contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of financial condition.
- [x] (c) Statement of income.
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in shareholders' equity or partners' or sole proprietor's capital.
- [ ] (f) Statement of changes in liabilities subordinated to claims of general creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [x] (i) Information relating to the possession or control requirements for brokers And dealers under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation -- customers' Regulated commodity futures account pursuant to rule 171-5.

BAYOU SECURITIES, LLC

DECEMBER 31, 2004

HERTZ, HERSON & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

BAYOU SECURITIES, LLC

DECEMBER 31, 2004

HERTZ, HERSON & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

BAYOU SECURITIES, LLC
40 SIGNAL ROAD
STAMFORD, CONNECTICUT 06902

SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2005
WASH, D.C. 202 SECTION

February 22, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Gentlemen:

In accordance with the provisions of Rule 17a-5(e)(3), it is requested that the attached annual audited report for Bayou Securities, LLC shall be deemed confidential, except that it shall be available for official use by an official or employee of the United States or any state, by national securities exchanges and registered national securities associations of which we are a member, and by any person to whom the Commission authorizes disclosure of such information as being in the public interest.

Very truly yours,

BAYOU SECURITIES, LLC

CONFIDENTIAL TREATMENT

BAYOU SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2004

ASSETS

Cash	$	468,650
Receivable from clearing broker		94,524
Deposit with clearing broker		251,599
Prepaid expenses		131,681
Cash Surrender Value of Life Insurance		68,746
Security deposit		40,920
Property and equipment, at cost, less accumulated depreciation and amortization of $335,636		309,524
TOTAL ASSETS	$	1,365,644

LIABILITIES AND MEMBER'S CAPITAL

Liabilities		
Accrued expenses and other liabilities	$	583,091
Member's capital		782,553
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	1,365,644